EXHIBIT D-8


                                   BEFORE THE

                     PUBLIC SERVICE COMMISSION OF WISCONSIN


In the Matter of the Organization of American Transmission            137-NC-100
Company, LLC


                          CERTIFICATE OF AUTHORITY AND
                                 FINAL DECISION

                                  INTRODUCTION

     In 1999, the Wisconsin Legislature included substantial changes in the state regulation of electric utilities as part of the biennial budget bill. 1999 Wis. Act 9 includes provisions relating to electric power transmission, air emissions from electric generating plants, and many other aspects of electric utility regulation. These changes are collectively known as "Reliability 2000" legislation.

     A central provision of this law authorizes the creation of a new transmission company, which would replace the transmission service of electric utilities that are members of the Mid- American Interconnected Network (MAIN) reliability council. Wis. Stat. ss. 196.485(1)(g).1 An electric utility can participate in this new entity by transferring ownership of its transmission facilities to the transmission company. American Transmission Company, LLC (ATC) is seeking Commission approval to become the transmission company described in this law.

     ATC represents that its creation will provide a number of benefits to Wisconsin. ATC suggests that it will eliminate rate "pancaking" among its member utilities by the creation of a single system for rates and operations; that it


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1    Operations of the transmission company are not limited to the area included in MAIN.

will increase reliability in its service territory by reducing operational barriers; that it will use the transmission system more efficiently; that it will provide service on a fair and equitable basis to all customers; and that it will help develop both a reliable transmission system and competitive electric markets.

     The contribution of transmission facilities to the transmission company involves the transfer of the ownership of facilities, as well as associated deferred tax reserves and deferred investment tax credits to the extent permitted by law. This transfer must be structured to minimize material adverse tax consequences to the public utility affiliate. Wis. Stat.ss.196.485(1)(am) and (5)(b)2 and 3. The Commission must approve the terms and conditions of the transfer before a public utility affiliate can contribute its transmission facilities to the transmission company. Wis. Stat.ss.196.485(5)(b)1. If all the Wisconsin electric utility affiliates in a holding company system transfer their transmission facilities to this separate transmission company, become members of the Midwest Independent System Operator (MISO), and agree to transfer operating control over their transmission facilities to the MISO, Wis. Stat. ss.196.485(5) offers asset cap relief to the holding company.2 Other electric utilities may also participate in the transmission company, even if they are not public utility affiliates of a holding company. Wis. Stat. ss.196.485(6).

     ATC filed an application with the Commission on August 18, 2000, and filed additional documents to supplement its application on September 26, 2000,


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2    The "asset cap" is a statutory limit on the amount of nonutility assets that a public utility holding company may own. Wis. Stat. ss.196.795(5)(p) establishes a general standard that restricts nonutility assets to no more than 25 percent of the holding company's utility assets. If the electric utility affiliates of such a holding company all join a properly constituted transmission company, any restrictions on the holding company's investments in "eligible assets" are removed. In addition, the net book value of transmission facilities contributed by the electric utility affiliates to the transmission company becomes part of the "public utility" assets in the asset cap formula. Wis. Stat. ss.196.795(6m)(e).


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October 17, 2000, November 14, 2000, and December 12, 2000. The application seeks a certificate of authority under Wis. Stat. ss.196.49, authorizing ATC and its corporate manager, ATC Management Inc., to commence operations as public utilities. It also requests the Commission's approval of the member electric utilities' transfer of transmission facilities to ATC under Wis.
Stat. ss.196.80(1m).

     Wisconsin Electric Power Company (WEPCO), Wisconsin Power & Light Company (WP&L), and Wisconsin Public Service Corporation (WPSC) have filed irrevocable commitments to contribute their transmission facilities and land rights to ATC. The estimated net book value of the transmission facilities that will be contributed by these three utilities is $442.4 million. Madison Gas & Electric Company (MGE) has made a conditional commitment to transfer approximately $26.4 million of transmission facilities to ATC. Wisconsin Public Power, Incorporated
(WPPI), which does not own any transmission facilities but represents a number of municipal utilities in wholesale electric transactions, has declared its intent to purchase an equity interest of approximately $28.5 million in ATC, as provided in Wis. Stat. ss.196.485(6)(a)3. The estimated total capital investment in ATC from all of these utilities will be $497.3 million, plus any additional amount relating to land rights.3 The comprehensive application describes the percentage interests in ATC's capital structure as follows:


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3    The Commission has also received applications from other municipal utilities to contribute transmission facilities or cash to ATC. The Commission is considering these applications in docket 05-EI-125.


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     MEMBER CONTRIBUTING UTILITY                  PERCENT OWNERSHIP

     WEPCO 4                                           51 percent
     WPL 5                                             25 percent
     WPS                                               13 percent
     WPPI                                               6 percent
     MGE                                                5 percent
                                                      -----------

     Total transmission facilities                    100 percent

     Because ATC will be owned by its member electric utilities, these utilities will become affiliated interests of ATC, as defined in Wis. Stat. ss. 196.52(1).6 ATC has also filed a number of separate applications, seeking the Commission's approval of related affiliated interest agreements. The Commission is addressing these transactions in dockets 05-AE-102, 05-AE-103, 05-AE-104, 05-AE-105, 05-AE-106, 05-AE-107, 137-AE-100, 137-AE-101, 137-AE-102, and
137-AE-103.

RELATED FERC PROCEEDINGS

     On July 31, 2000, ATC submitted its open access transmission tariff (OATT) to the Federal Energy Regulatory Commission (FERC) under Section 205 of the Federal Power Act (16 USC 824d).7 This FERC proceeding will establish ATC's transmission rates and the terms for providing transmission service. ATC has filed point-to-point transmission service agreements at the FERC for those entities that had been taking such service from its contributing utilities, and ATC needs the FERC's approval for interconnection agreements with distribution


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4    Including its Michigan affiliate, Edison Sault Electric Company.

5    Including its Illinois subsidiary, South Beloit Water, Gas, and Electric
Company.

6    Pursuant to Wis. Stat. ss.196.795(1)(g)1 and (h)3, the creation of ATC will not constitute the formation of a holding company, even if any member utility holds five percent or more of ATC's outstanding voting securities.

7    Comprehensive Application Tab D-1; FERC Docket No. ER00-3316-000. On
December 13, 2000, the FERC issued its initial ruling in this docket, which is further discussed below.


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utilities and with entities that operate generating plants. These agreements govern the technical and operational aspects of ATC's interconnections.

     Section 203 of the Federal Power Act (16 USC 824b) requires FERC approval if a utility is seeking to buy, sell, or transfer control of FERC-jurisdictional facilities. The contributing utilities and ATC have submitted Section 203 filings to the FERC for this purpose. In Docket EC00-45-000, the FERC authorized the transfer of WEPCO's transmission assets to the transmission company. The FERC approved the Section 203 application of WEPCO's affiliate, Edison Sault Electric Company, in Docket EC00-131-000. The FERC issued an order approving the transfer of WP&L's facilities in Docket EC00-33-000, and approved the transfer of South Beloit Water, Gas, and Electric Company's facilities in Docket EC00-120-000. MGE and WPSC were granted approval to transfer their transmission assets to ATC in Docket EC00-136-000.

RELATED SEC PROCEEDINGS

     The U.S. Securities and Exchange Commission (SEC) administers the Public Utility Holding Company Act of 1935 (15 USC 79 et seq.), which regulates the ownership of public utilities by other corporations. Because ATC and ATC Management, Inc., will each be public utilities, Alliant Energy Corporation, WPS Resources Corporation, Wisconsin Energy Corporation and MGE have sought approval from the SEC for their acquisition of ownership interests in ATC and in ATC Management, Inc. Under 15 USC 79j(f), the SEC cannot authorize these acquisitions until all state approvals have been granted.


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


COMMISSION PROCEEDINGS

     The Commission convened a procedural conference before Administrative Law Judge Jeffry Patzke on August 1, 2000. On October 4, 2000, the Commission invited interested persons to submit comments on the merits of the comprehensive application. It required that comments be submitted by October 20, 2000, and reply comments by November 1, 2000. The Commission received comments from a number of parties, raising issues that will be addressed in this order.

                                FINDINGS OF FACT

     1. ATC is organized as a limited liability company. Its sole purpose is the planning, constructing, operating, maintaining, and expanding of transmission facilities that it owns, to provide an adequate and reliable transmission system that meets the needs of all transmission users and that supports effective competition in energy markets without favoring any market participant. ATC's organizational start-up date, pursuant to Wis.
Stat. ss.196.485(1)(dv), was June 12, 2000.

     2. ATC Management, Inc., is organized as a corporation to be the corporate manager of ATC. It will own a de minimis interest in ATC's transmission facilities and is structured as a transmission company. ATC Management Inc.'s organizational start-up date, pursuant to Wis.
Stat. ss.196.485((1)(dv), was June 12, 2000.

     3. ATC and ATC Management, Inc., will transact business as a single transmission company.


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


     4. The Operating Agreement, Amended and Restated Bylaws, Asset Contribution Agreement, Subscription Agreement, and Shareholders Agreement of ATC and ATC Management, Inc., describe the organization of these companies.

     5. Except for transmission service provided by electric utilities that have not transferred their transmission facilities to ATC, ATC has undertaken the exclusive duty to provide transmission service in those areas where transmission facilities have been contributed to it.

     6. WEPCO, WP&L, and WPSC, as public utility affiliates of their respective holding companies, have each completed the following:

     a.   Informed the Commission that it has become a member of the MISO.

     b. Petitioned the Commission and the FERC to approve the transfer of operational control over its transmission facilities to the MISO.

     c. Filed an unconditional, irrevocable, binding commitment with the Commission to contribute its transmission facilities to ATC.

     d. Petitioned the Commission and the FERC to approve the contribution of its transmission facilities to ATC.

     7. WPPI proposes to purchase a membership interest in ATC, so that its ownership share is equal to its share of the state's 1999 electric load. Other transmission-dependent municipal electric utilities have also filed applications with the Commission to purchase an equity interest in ATC.

     8. The transfer of transmission facilities to ATC is structured to avoid or minimize material adverse tax consequences to the public utility affiliates.


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


     9. The transfer of transmission facilities to ATC as proposed will avoid or minimize material adverse consequences to public utility rates, other than those arising out of the combination of transmission facilities into a single zone tariff of the MISO.

     10. ATC and its contributing utilities are valuing the contribution of transmission facilities at net book value, determined on the basis of the regulated books of account at the time of transfer.

     11. ATC and its contributing utilities are valuing all land rights that are conveyed or assigned to ATC at book value, determined on the basis of the regulated books of account at the time of transfer.

     12. ATC is planning to secure a 50/50 debt-equity ratio for its capital structure.

     13. Dairyland Power Cooperative (DPC) and WP&L are parties to an Interconnection and Interchange Agreement and to a General Transmission Facilities Planning and Installation Agreement.

     14. Gen-Sys Energy (GSE) is the designated agent for four municipal electric utilities that take network integration transmission service from Alliant Energy Corporation.

     15. ATC has not submitted an opinion to the Commission from a nationally recognized investment banking firm about the ability of ATC to finance its costs.

     16. ATC applied to become a member of the MISO on June 30, 2000, in which it will operate as a single pricing zone.

     17. ATC filed its OATT and rates for open access transmission service with the FERC on July 31, 2000. In its order dated December 13, 2000, in Docket ER00-3316-000, the FERC accepted ATC's proposed OATT and rejected its proposed rates for open access transmission service without prejudice to ATC's submittal


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


of revised proposed rates. On December 15, 2000, ATC filed with the FERC revised proposed open access transmission rates requesting expedited consideration that would allow it to begin operations on January 1, 2001. (Docket ER01-677-000) In its OATT, ATC has included a plan for phasing in a combined single zone rate for the purpose of pricing network use.

                               CONCLUSIONS OF LAW

     1. ATC and ATC Management, Inc., are transmission companies, as defined in Wis. Stat. ss. 196.485(1)(ge).

     2. ATC and ATC Management, Inc., shall jointly constitute a public utility, as defined in Wis. Stat. ss.196.01(5).

     3. ATC and ATC Management, Inc., are affiliated interests, as defined in Wis. Stat. ss.196.52(1).

     4. The member electric utilities that meet the definition of affiliated interests pursuant to Wis. Stat. ss.196.52(1) are affiliated interests of ATC.

     5. ATC meets the requirements of Wis. Stat. ss.196.485(3m) for operation as a transmission company subject to the conditions prescribed in the order in this final decision.

     6.   Wis. Stat. ss. ss.196.02(1), 196.37(2), 196.395, 196.40, 196.485,
196.49(1)(am), 196.52, 196.795, and 196.80 authorize the Commission to issue this certificate of authority and final decision.


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


     7. Public utility affiliates WEPCO, WPL, and WPS have satisfied the provisions of Wis. Stat. ss. 196.485(5), thus entitling their respective holding companies to the asset cap exception provided in Wis. Stat. ss.196.795(6m)(e).

                                     OPINION

     State law imposes specific requirements regarding the creation of ATC, including a particular legal and management structure and duties that ATC must undertake. In addition, if a holding company seeks asset cap relief, state statutes describe the commitment that its public utility affiliates must make to ATC and explain how these utilities must transfer their transmission assets.

STRUCTURE OF ATC

     Under Wis. Stat. ss.196.485(1)(ge), a transmission company must either be a corporation organized under Wis. Stat. ch. 180 or a limited liability company organized under Wis. Stat. ch. 183. ATC has chosen to operate as a limited liability company and has incorporated ATC Management, Inc., as its corporate manager, as provided in ATC Articles of Organization and ATC Management, Inc., Articles of Incorporation.8

     Wis. Stat. ss.196.485(3m)(c) explains how a transmission company is organized. The company must be managed by five to fourteen directors.9 At least


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8    Comprehensive Application Tabs B-1 and B-3.

9    This arrangement can be modified by a unanimous vote of the directors, during the first ten years of company operations.


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


four directors must be independent of any electric or gas public utility; these four directors are elected by a majority vote of the stockholders and serve for staggered four-year terms.

     Under Wis. Stat. ss.196.485(3m)(c), a nontransmission utility security holder that owns at least 10 percent of the outstanding voting securities may appoint one director. Similarly, a group of nontransmission utility security holders that owns at least 10 percent of the outstanding voting securities may appoint one director. Each member that has purchased equity in the transmission company and holds at least five percent of the voting securities, as well as each member that is a transmission utility, may appoint one director for a one-year term. ATC Management, Inc., is organized in a manner that complies with these statutory provisions. ATC Management, Inc., Amended Bylaws ss. ss.3.2 and 3.3, and Shareholders Agreementss.4(b).10

     Except by unanimous vote of the managing directors, public utility affiliates that become members of the transmission company may only increase their ownership of securities during the company's initial five years of operation if the transmission company makes an initial public offering of securities to third parties. Wis. Stat. ss. 196.485(3m)(c)4. ATC's Operating Agreement, ss. ss. 9.2 and 9.3, includes these restrictions on the transfer of company securities.11 ATC also has complied with the provisions of Wis. Stat. ss. 196.485(3m)(c)5, which provide that a member holding at least 10 percent of ATC's securities may require the company to comply with any state or federal laws, as needed, to allow the member to sell or transfer its shares. ATC Operating Agreement ss. 8.4(d).


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10   Comprehensive Application Tabs B-6 and B-7.

11   Comprehensive Application Tab B-2.


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     WPPI has declared its intent to become a member of ATC. Because it does not own transmission facilities, WPPI will purchase a membership interest in the company.12 Wis. Stat. ss.196.80(1m)(e) and (3) provide that a public utility may acquire an ownership interest in another public utility only if the Commission finds that such an action is "consistent with the public interest." Wis. Stat. ss.196.80(3). State law contemplates the participation of nontransmission utilities such as WPPI in ATC:

          WIS. STAT. SS. 196.485(6)(A)3. A transmission-dependent utility or retail electric cooperative may purchase equity interests in the transmission company at a price that is equivalent to net book value and on terms and conditions that are comparable to those for public utility affiliates that have contributed transmission facilities to the transmission company. A purchaser under this subdivision may contribute funds to the transmission company that are no more than the value of its prorated shares based on firm electric usage in this state in 1999.

WPPI's investment in ATC is on terms comparable to other members, and the amount of equity it is purchasing will equal its 1999 electric load share. The Commission therefore finds that its acquisition of equity in ATC complies with this statute and is consistent with the public interest.

     This statute provides that transmission-dependent utilities and retail electric cooperatives may purchase an equity interest in ATC on the same "terms and conditions" as public utility affiliates that have become members of the transmission company by contributing their transmission facilities. The statutory right to participate on these terms expires on January 1, 2001. Wis. Stat. ss. 196.485(6)(a)(intro.). Section 3.3(a) of the Operating Agreement incorporates this statutory deadline for transmission-dependent utilities and cooperatives, but Section 3.3(b) allows any transmission-owning utility to complete its contribution of transmission facilities as late as June 30, 2001, as long as such a utility has obtained the requisite internal organizational approvals and completed its regulatory filings prior to January 1, 2001.


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12   Comprehensive Application Tab C-101.


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


     On December 7, 2000, the Commission received applications from five municipal electric utilities and one municipal electric company, seeking authorization under Wis. Stat. ss. 196.80(1m)(b) to purchase equity interests in ATC.13 Other transmission-dependent municipal utilities (or cooperatives) may make similar applications before the end of the year. It will not be possible for the Commission to act on these applications by January 1, 2001, primarily because the Commission is focusing its resources on the approvals sought by ATC in this and other related dockets. Therefore, these municipal utilities will be unable to complete their proposed purchases of equity interests in ATC by January 1, 2001.

     It is not reasonable to require transmission-dependent utilities or cooperatives to complete the purchase of equity interests in ATC as of January 1, 2001, because of the Commission's inability to provide the necessary approvals prior to that date and because ATC's Operating Agreement allows the transmission-owning utilities until June 30, 2001, to complete their contribution of transmission facilities. It is in the public interest to require that ATC modify its Section 3.3(a) of its Operating Agreement to allow any transmission-dependent utility or retail electric cooperative to complete its purchase of an equity interest in ATC by June 30, 2001, provided that the utility or cooperative has submitted all necessary regulatory filings by January 1, 2001.

     ATC also intends to sell a de minimis interest to its corporate manager.14 ATC's sale of a membership interest to ATC Management, Inc., requires Commission approval under Wis. Stat. ss.196.80(1m). By acquiring a 1/1,000,000 interest, ATC Management, Inc., will meet the definition of a transmission company under Wis. Stat. ss.196.485(1)(ge). As a result, ATC Management, Inc., need not be


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13   These applications are consolidated in docket 05-EI-125.

14   Comprehensive Application Tab C-102.


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regulated as a holding company, because transmission companies are exempt from
Wisconsin's public utility holding company act. Wis. Stat.ss.196.795(1)(g) and
(h)3. If the Commission were concerned that it would be losing regulatory authority over ATC Management, Inc., because of this statutory exemption, it could require that the company adopt a different structure and be formed as a holding company. These entities are affiliated interests, however, which gives the Commission separate authority that is sufficient to regulate their interactions. The Commission therefore finds that this sale is consistent with the public interest.

     Prior to commencing operations, ATC must provide the Commission with an opinion from a nationally recognized investment banking firm "that the transmission company is able to finance, at a reasonable cost, its start-up costs, working capital and operating expenses and the cost of any new facilities that are planned." Wis. Stat. ss. 196.485(3m)(a)3. Accompanying the comprehensive application is a draft opinion from Morgan Stanley & Co.15 This draft is not complete in that it contains a number of blank spaces and is highly conditional. Morgan Stanley & Co. declares that its opinion depends upon ATC's own projections of future operations, financial condition and capital structure. To meet its statutory requirements, ATC must provide a complete opinion from Morgan Stanley & Co. that includes the statutory provision quoted above.

     The Citizens' Utility Board (CUB) filed comments about the application. CUB recommends that the Commission not approve the formation of ATC until it can identify the likely economic benefits and costs that will result from the transmission company's operation. CUB asks the Commission to determine how the immediate costs of creating ATC, and the likely impact of transmission tariff


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15   Comprehensive Application Tab D-3.


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


charges, will affect retail rates. The Commission agrees with CUB's concern about whether the propounded economic benefits of a separate transmission company will become real. Because the state Legislature has already declared the specific conditions under which a transmission company can be created, however, it is not appropriate to impose CUB's recommendation as a condition of approval.

     CUB has other, more specific concerns. It recommends that ATC's transmission planning should be conducted openly, with material public input from an advisory board of interested parties. CUB asks that the Commission require ATC to submit a proposal for public input in its planning and decision-making processes, as a condition of commencing operations. As described below, ATC will be a participant in the joint utility transmission planning process, replacing its member utilities. Such participation will allow ATC to conduct its transmission planning in concert with other utilities, and thereby create plans that best serve the state's interest as a whole. The Commission is not persuaded that an advisory board would also be necessary.

     CUB is also concerned that ATC will not disclose its budgeting and expenditures that are recovered in retail rates. It urges the Commission to ensure that the public's access to utility information is not hindered by the creation of this new company. Since ATC and ATC Management, Inc., will both be regulated public utilities, the Commission will have adequate access to their books and records. It is reasonable, however, to require that ATC, ATC Management, Inc., and their subsidiaries provide the Commission with access to their records as a condition of this order. Any interested person may inspect records of these companies that are filed with the Commission, in accordance with the Open Records laws.


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     Under its proposed structure, ATC will operate as a control area certified by the National Electric Reliability Council, but the contributing utilities will continue to balance loads and resources within their own subordinate distributed control areas. CUB urges the Commission to condition any approvals in this proceeding on the formation of a single comprehensive control area for ATC, which includes load balancing for the entire ATC system. CUB argues that the continued existence of subordinate load balancing areas will reduce one of the main benefits that ATC is intended to provide: eliminating the anti-competitive commercial advantages that public utilities can currently obtain by operating their own control areas. ATC responds that it intends to become the balancing authority for its entire region as soon as practicable, but can only do so incrementally because the communications equipment and data bases necessary to operate these control areas have not yet been designed.

     The FERC examined the same issue when it approved the MISO. In its approval, the FERC required the MISO to provide an analysis concerning the continued existence of control areas, within eighteen months after commencing operations.16

     Wis. Stat. ss.196.485(3m)(a)2.c allows ATC to operate a control area with the permission of the FERC. In the recent FERC proceedings addressing ATC's OATT, several intervenors argued that the FERC should not allow subordinate control areas to exist within ATC. The FERC, however, refused to issue a ruling. It stated, "Control area issues are not relevant to what is presently before us. i.e., whether ATCO's OATT is consistent with or superior to our pro forma tariff. Thus, we need not address the intervenors' arguments here."17


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16   Midwest Independent System Operator, Inc., 84 FERC P. 61,231 at
62,158-62,159 (1998); order on compliance 87 FERC P. 61,085 (1999).

17   Order Accepting in Part and Rejecting in Part Filing of Open Access
Transmission Tariff, Docket ER00-3316-000 (December 13, 2000), page 8.


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     The Commission recognizes CUB's concerns on this subject, because the proper operation of control areas is not just important to create a competitive market, but also to protect electric system security and reliability. This is a complex matter, however, requiring more information than the Commission has available in this proceeding. The Commission will continue to monitor this issue before the FERC, both within the context of the MISO and of ATC.

     In addition, it is reasonable to require that ATC provide the Commission with quarterly reports, commencing on January 1, 2002, and continuing for eighteen months, that analyze the extent to which it is capable of operating as a single control area in its service territory. ATC should also monitor on an ongoing basis whether allowing its member utilities to operate subordinate local control areas creates reliability or competitive problems. If it finds such problems, it is reasonable to require ATC to report to the Commission immediately and to recommend cost-effective solutions. The Commission will collect other information on this subject, as needed, pursuant to its authority under Wis. Stat. ss.ss. 196.02, 196.25, and 196.28.

RESPONSIBILITIES OF ATC

     A transmission company must have as its sole purpose "the planning, constructing, operating, maintaining and expanding of transmission facilities that it owns to provide for an adequate and reliable transmission system that meets the needs of all users that are dependent on the transmission system and that supports effective competition in energy markets without favoring any market participant." Wis. Stat. ss. 196.485(1)(ge). State law also requires that a transmission company be the sole provider in its service territory. Wis.
Stat. ss.196.485(1m)(b) declares:


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


     After beginning operations, the transmission company shall, except for transmission service provided by an electric utility that has not transferred its transmission facilities to the transmission company, have the exclusive duty to provide transmission service in those areas in which transmission facilities have been contributed. The duty under this paragraph shall terminate on the date, as determined by the Commission under sub. (2)(d), that the Midwest independent system operator begins operations.

ATC has assumed these responsibilities under the terms of its Operating Agreement.18

     A transmission company must also undertake the existing transmission service obligations of its member utilities. State law provides:

          WIS. STAT. SS.196.485(3M)(A)1. The transmission company shall do each of the following:

          c. Assume the obligations of a transmission utility that has transferred ownership of its transmission facilities to the transmission company under any agreement by the transmission utility to provide transmission service over its transmission facilities or credits for the use of transmission facilities, except that the transmission company may modify such an agreement to the extent allowed under the agreement and to the extent allowed under state or federal law.

DPC is a party to an Interconnection and Interchange Agreement and a General Transmission Facilities Planning and Installation Agreement with WP&L; these agreements predate the issuance of FERC Order No. 888.19 Under these agreements, DPC and WP&L provide reciprocal transmission service to each other, to serve their respective loads. In its comments, DPC asserts that these agreements constitute an obligation by WP&L to provide transmission service to DPC, and that this obligation must be assumed by ATC under Wis. Stat. ss. 196.485(3m)(a)1.c. DPC, WP&L, and ATC have provided the Commission with an agreement that resolves DPC's concerns regarding this issue.


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18   Comprehensive Application Tab B-2, ss. ss.2.3(c)(ii) and 2.7.

19   FERC Stats. and Regs. P. 31,036 (1996).


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


     GSE,20 which is the designated agent of four municipal electric utilities that take network integration transmission service under the OATT of Alliant Energy, has also raised a concern about ATC's compliance with this statute. Alliant Energy's public utility affiliates provide service to these municipal utilities under separate agreements. One of these municipal electric utilities is located in Pardeeville, Wisconsin; the other three are in Minnesota and Iowa. Under their network transmission service agreements, GSE's municipal utilities have access to the entire Alliant transmission system by paying a single, non-pancaked rate. When ATC begins operation, the transmission facilities owned by WP&L will be transferred to ATC and Alliant Energy Corporation's transmission system will be split into two parts. Pardeeville will receive transmission service from ATC, and the other three municipal utilities will receive service from Alliant's transmission facilities in Minnesota and Iowa.

     GSE argues that such a division of Alliant's system will cause its member utilities to pay pancaked transmission charges to both ATC and Alliant, in order to receive the same level of service as is now provided by Alliant. GSE asserts that Wis. Stat. ss. 196.485(3m)(a)1.c requires ATC to assume the obligation to provide service throughout Alliant's transmission system, at a non-pancaked rate.

     When WP&L, Interstate Power Company and IES Utilities sought approval of their merger to form Alliant Energy Corporation, one of the benefits they advanced before this Commission and the FERC was that wholesale customers would be able to conduct transactions over the entire Alliant system with a single, non-pancaked charge. The Commission is concerned that municipal utilities and other wholesale customers, which now have access to the entire Alliant


------------------------
20   GSE is a power supply and marketing cooperative. DPC is a non-profit generation and transmission electric cooperative. Both are headquartered in La Crosse, Wisconsin.

transmission system, will lose this benefit of the merger when WP&L transfers its transmission facilities to ATC. The record, however, does not provide the Commission with adequate information to determine whether ATC is assuming Alliant's obligation to provide transmission service under the terms of its network transmission service agreements and its open access transmission tariff. It is therefore reasonable to require that ATC work with GSE and WP&L to address this matter, and report to the Commission on its resolution.

     CUB alleges that ATC will be prevented from performing its responsibilities of meeting the needs of all users that depend upon the transmission system, and of supporting effective competition in energy markets without favoring any market participant, because WEPCO has made a transmission reservation (a preferred right) to use incremental improvements in transmission import capacity to support load growth within its service territory. This load growth reservation, however, occurred independently of and does not depend upon the ATC's creation. As a result, it is inappropriate to address this matter in this docket. The FERC can properly resolve this issue.

     Transmission planning is an ongoing responsibility of all transmission-owning utilities in Wisconsin. Although the structure of Wisconsin's utilities is changing, the Commission has stated as recently as the final report of its Strategic Energy Assessment that "the need for comprehensive transmission planning remains."21 State law explicitly includes transmission planning in the definition of a transmission company, as one of its core functions. Wis. Stat. ss. 196.485(1)(ge). Wisconsin utilities jointly engage in transmission planning, in response to planning obligations that the Commission has imposed. It is reasonable to require that ATC assume the current


------------------------
21   Strategic Energy Assessment Final Report, Public Service Commission of
Wisconsin (December 2000), page xix.

transmission planning responsibilities of its member utilities and become an active participant in their place. It is also reasonable to require that, when ATC submits its transmission system data for the biennial Strategic Energy Assessment under Wis. Admin. Code ss. PSC 111.43(2), it show how it has fulfilled these planning responsibilities.

     CUB is not just concerned that ATC should actively engage in transmission planning with other utilities, but also that transmission planning should be integrated with generation and distribution planning, to ensure that the best solutions are found to problems with the electric system. State law governing the Commission's approval of utility construction projects requires that the Commission consider reasonable alternatives before finding that a proposed facility will satisfy the reasonable needs of the public and is in the public interest. For example, the Wisconsin Environmental Policy Act provides that all agencies of the state must write an Environmental Impact Statement (EIS) on major actions significantly affecting the quality of the human environment, and such an EIS must include "alternatives to the proposed action." Wis. Stat. ss. 1.11(2)(c)3. The statute governing issuance of a certificate of public convenience and necessity (CPCN) for new transmission projects also requires the Commission to examine alternatives. State law prohibits the Commission from issuing a CPCN unless it determines that:

          WIS. STAT. SS.196.491(3)(D)3. The design and location or route is in the public interest considering alternative sources of supply, alternative locations or routes, individual hardships, engineering, economic, safety, reliability and environmental factors

It is reasonable to grant ATC discretion in preparing its transmission project CPCN applications, but these statutes require that ATC also develop and analyze reasonable non-transmission alternatives.

     State law provides ATC with specific obligations with respect to the MISO or its successor. It must apply for membership in the MISO, must elect to operate as a single pricing zone, and must transfer operational control of its transmission facilities to the MISO when the latter begins operations. Wis. Stat. ss. 196.485(3m)(a)1.d and f. ATC submitted a completed membership application to the MISO on June 30, 2000.22 In the cover letter submitted with its FERC tariff and rate filing, ATC indicates that it will transfer transmission control to the MISO and will apply to be a single zone for pricing purposes when the MISO begins operating.23

     By law, ATC must remain a member of the MISO or its successor for at least six years. Wis. Stat. ss. 196.485(3m)(a)1.e. ATC has indicated in recent communications with the Commission that it may file with the FERC a conditional letter of withdrawal from the MISO. ATC may have legitimate concerns about its ability to operate within the MISO, if the withdrawal of other utility members from the MISO acts to cut off ATC's transmission connections to remaining MISO members, and about its continued liability for operating costs of the MISO if the MISO ultimately closes.

     In order to protect Wisconsin ratepayers, it is reasonable to require that ATC first provide the Commission with clear and convincing evidence that such an act is in the best interests of Wisconsin's electric ratepayers, and receives the Commission's consent to proceed, before it files with the FERC any petition seeking authority to withdraw from the MISO.

     ATC filed its OATT and rates for open access transmission service with the FERC on July 31, 2000.24 Wis. Stat. ss.196.485(3m)(a)4 requires that ATC prepare a plan for phasing in a combined single zone rate for the purpose of


------------------------
22   Comprehensive Application Tab D-2.

23   Comprehensive Application Tab D-1; July 31, 2000 cover letter, page 14.

24   Comprehensive Application Tab D-1.

pricing network use, if the transmission rate of any eastern Wisconsin utility exceeds the average rate of the eastern Wisconsin utilities by 10 percent or more. ATC has produced such a plan, which is included in its OATT.25

     Wis. Stat. ss. 196.485(3m)(a)4 also specifies that this plan "shall phase in an average-cost price for the combined single zone in equal increments over a 5-year period, except that, under the plan, transmission service shall be provided to all users of the transmission system on a single-zone basis during the phase-in period." ATC's plan is initially to administer a "license plate" rate structure for network service in eastern Wisconsin, which it will gradually replace over five years with a single network rate. In its comments to the Commission, WPSC argues that ATC's proposed plan does not comply with the statutory phase-in requirements, because it is inappropriately based upon the costs reflected in the rates of retail customers as of January 1, 1999. WPSC maintains that the proper starting point to phase in rates should be the transmission costs that retail customers will be paying as of January 1, 2001, the date that ATC intends to commence operations. WPSC alleges that the great majority of customers affected by this phase-in will be paying projected 2001 transmission costs in their retail rates, not 1999 transmission costs. Using a 1999 starting point, it suggests, would materially distort the rate phase-in to the benefit of WEPCO, WP&L, and WPPI, and to the detriment of WPSC and MGE.

     ATC responds that it chose 1999 costs as its starting point based on a majority vote of the members. ATC contends that its proposal has the advantage of using actual current transmission costs and results in less severe "rate


------------------------
25   Comprehensive Application Tab D-1; OATT ss. 37.2 and Schedule 9. In its
Order Accepting in Part and Rejecting in Part Filing of Open Access Transmission Tariff, Docket ER00-3316-000 (December 13, 2000), page 15, the FERC rejected ATC's rate proposal and authorized ATC to prepare a new Section 205 rate filing. The FERC did not discuss ATC's proposed method of implementing a five-year phase-in.

shock," while WPSC is recommending the use of projected transmission costs for the year 2001.

     Because the phase-in requirements are provisions of Wisconsin law, their enforcement falls to the Commission, not the FERC. Wis. Stat. ss. 196.485(3m)(a)4, however, does not define the starting point that must be used for the phase-in of rates. Under this statute it is necessary to examine the current transmission rates of eastern Wisconsin utilities in order to determine whether ATC must create this phase-in plan for its rates. ATC's proposal, which also uses current transmission costs as the foundation of its rate plan, is not unreasonable on its face and does not require Commission intervention at the state level.

     ATC is required to apply for any approvals under state or federal law that are needed for it to begin operations by January 1, 2001. Wis. Stat. ss. 196.485(3m)(a)1.a. ATC has requested that the FERC approve an effective date of January 1, 2001, for its OATT and transmission rates,26 and its comprehensive application to the Commission constitutes the request for approvals necessary under state law. On December 14, 2000, the FERC issued an order in Docket ER00-3316-000, Accepting in Part and Rejecting in Part Filing of Open Access Transmission Tariff. In that order, the FERC accepted ATC's proposed OATT with certain clarifications and modifications, as consistent with or superior to the FERC's pro forma tariff. American Transmission Company, LLC, 93 FERC 61,267
(2000) (Slip op. at 13). The FERC accepted the OATT to be effective on the date the associated rates become effective. With respect to ATC's proposed rates, however, the FERC stated that certain aspects of ATC's rate proposal deemed to be rate "incentives," such as the capital expansion adder and shortened


------------------------
26   Comprehensive Application Tab D-1; OATT cover letter to FERC dated July
31, 2000, page 2.

depreciation life for new transmission facilities, were only available in the context of a regional transmission organization (RTO), and ATC was seeking these innovative rate incentives before it joined an approved RTO. As a result, the FERC stated that it would reject the rate proposal, without prejudice to ATC's submitting a new Section 205 rate filing. On December 15, 2000, ATC submitted a new Section 205 rate filing without the capital expansion adder and shortened depreciation life proposals. (Docket ER01-677-000) The proposed rates reflect a reduction of approximately 5 percent from the rates proposed in the July 31, 2000, filing, but are otherwise identical to the rates proposed in ATC's July 31, 2000, filing. ATC's new rate filing also seeks waiver of the 60-day window between filing and effective date of the rate. With this waiver consent, ATC is able to begin operations on January 1, 2001, without further FERC action before that date. Hence, ATC may begin operations on January 1, 2001, using the newly-proposed rate, and the FERC will take action on that proposed rate after the onset of operations.

     In addition to approving ATC's OATT, the FERC has also already approved the asset transfers from all the contributing utilities. The Commission therefore finds that ATC has met the obligations imposed by Wis.
Stats. ss.196.485(3m)(a)1.a.

     Wis. Stat. ss.196.485(3m)(a)1.b requires ATC to contract with its member transmission utilities to provide reasonable, cost-effective operation and maintenance services during the company's first three years. ATC has submitted such a contract to the Commission, which is being reviewed separately as an affiliated interest agreement in docket 05-AE-102.

HOLDING COMPANY ASSET CAP

     Public utility affiliates must file unconditional, irrevocable, binding commitments with the Commission to contribute their transmission facilities to ATC, in order that their parent holding company can qualify for the asset cap relief offered by Wis. Stat. ss.196.485(5) . Each public utility affiliate must commit to contribute its existing facilities 27 no later than January 1, 2001, and to contribute any transmission facilities that it subsequently acquires. Wis. Stat. 196.485(5)(a)2, 3. WEPCO, WP&L, and WPSC have each made these commitments.28 State law also requires a contributing public utility affiliate to perform other tasks. It must inform the Commission that it has become a member of the MISO and must remain a member until the date when it contributes transmission facilities to ATC; it must also petition the Commission and the FERC to approve the transfer of operational control over its transmission facilities to the MISO. The public utility affiliate may not withdraw these petitions, even if the state or federal agency imposes conditions upon its approval of the transfer of transmission facilities. Wis. Stat. 196.485(5)(a)1 and 4. The Commission declared that WEPCO, WP&L, and WPSC had each become a member of the MISO in docket 05-EI-123 (June 30, 2000), and the FERC has also ratified their MISO membership.29 These public utility affiliates have therefore complied with the requirement to notify the Commission when they become members of the MISO and the requirement to petition for the Commission's and FERC's approval of their transfer of operational control to the MISO.

     Under Wis. Stat. ss.196.485(5)(a)5, a public utility affiliate must also petition the Commission and the FERC to approve its contributions of transmission facilities to ATC. The comprehensive application filed in this docket constitutes the petition to the Commission that has been filed on behalf of WEPCO, WP&L, and WPSC. Since these three utilities have already received the


------------------------
27   "Existing facilities" means the transmission facilities a public utility affiliate owned on the date when 1999 Wis. Act 9 took effect (October 29, 1999).

28   Commission dockets 6630-EI-109 (WEPCO) and 6680-EI-106 (WP&L); WPSC filed its irrevocable commitment with the Commission in a letter dated October 23, 2000. Pursuant to ATC's request, dated September 22, 2000, dockets 6630-EI-109 and 6680-EI-106 are consolidated with this docket.

29   FERC Docket No. EC98-24-000 (WEPCO); FERC Docket No. EC00-29-000 (WP&L);
FERC Docket No. EC00-84-000 (WPSC).

FERC's approval for its contribution of transmission facilities, they meet the requirements of this statute.30

     If ATC's capital structure includes a materially greater percentage of common equity than that of the public utility affiliates that have become its members, or if the fixed-cost portion of its capital structure is materially higher than that of these members, state law declares that the public utility affiliates must contract with ATC to accept a return on common equity that is based upon the equity rate of return approved by the FERC and upon a specified imputed capital structure. Wis. Stat.ss.196.485(5)(b)4. Since ATC is planning to secure a 50/50 debt-equity ratio, which is consistent with that of its member public utility affiliates, such a contract should not be necessary.31

     The transfer of transmission facilities to ATC must be structured in a way that avoids or minimizes material adverse tax consequences to the contributing public utility affiliates. The transfer must also avoid or minimize material increases to public utility rates, other than those increases that "arise out of combining the transmission company's facilities into a single zone." To the extent practicable, the transfer must also be tax-free. Wis. Stat. ss. 196.485(5)(b)2. ATC has accomplished these requirements by being structured as a limited liability company; no party has contested ATC's representations that the transfer of transmission assets is a tax-free transaction and the company is not itself a taxable entity. ATC's creation as a limited liability company means that the member utilities can avoid the need to report taxable gains on their


------------------------
30   90 FERC P. 61,346 (WEPCO); 90 FERC P. 61,347 (WP&L); FERC Docket No.
EC00-136-000 (WPSC).

31   Comprehensive Application, pp. 46 and 54 to 55. In addition, the statute declares that this return on equity calculation would cease to apply when the FERC, in its tariff approval, establishes an appropriate capital structure and capital costs for ATC. The FERC will probably do so shortly after ATC commences operating, thereby rendering moot any concerns about the propriety of ATC's capital structure.

transfer of assets. Wis. Stat.ss.196.485(5)(b)3 also requires that ATC issue, if practicable, a preferred class of securities to achieve the tax-free transfer. Incorporating ATC as a limited liability company, which accomplishes the intended goal of transferring transmission facilities on a tax-free basis and also minimizes future retail rate impacts, makes such an issuance of preferred stock impracticable. This is because the ownership interest in a limited liability company is divided among the members, not among shareholders by the issuance of stock. Wis. Stat. ss. ss.183.0102(11) and 183.0801. ATC is also seeking a letter ruling from the Internal Revenue Service, confirming its tax status.

     Transmission facilities must be transferred to ATC at net book value, "determined on the basis of the regulated books of account at the time of the transfer," and land rights must be transferred at book value. Wis.
Stat. ss.196.485(5)(b)7 and (c)1.a. The transmission facilities that a public utility affiliate is required to transfer to the transmission company are defined in Wis. Stat. ss.196.485(5)(d). In its order dated July 13, 2000, in docket 05-EI-119, the Commission reconciled this statute with the general definition of transmission facilities that can be found in Wis. Stat.ss.196.485(1)(h).

     ATC's Operating Agreement provides that contributions of transmission facilities and land rights are valued as shown on the regulated books of account as of the date of contribution, as adjusted for deferred taxes and deferred investment tax credits.32 This valuation method complies with state law. In addition, the Asset Contribution Agreement properly provides a method of classifying which land rights involve joint use.33


------------------------
32   Comprehensive Application Tab B-2, ss. 1.1 definition of "Contribution
Value," and Tab C-3, ss. 3.8.

33   Comprehensive Application Tab C-1, Article II.

     The contribution of these assets by public utility affiliates, in exchange for an ownership interest in ATC, is subject to the consent and approval of the Commission under Wis. Stat. ss. 196.80(1m). Similarly, ATC's acquisition of public utility operating units requires the Commission's consent and approval under this statute. Having determined that these transactions comply with the transmission company's enabling statute, the Commission finds that they are consistent with the public interest.

AFFILIATED INTEREST AGREEMENTS

     The Operating Agreement is an affiliated interest agreement between ATC, its members, and ATC Management, Inc. The Operating Agreement complies with the transmission company's enabling legislation. The Commission therefore finds that this agreement is reasonable and consistent with the public interest, subject to the conditions specified in the Order.

     The Asset Contribution Agreement also requires the Commission's written approval pursuant to Wis. Stat. ss. 196.52(3), because it contains the terms and conditions for the transfer of each utility's transmission facilities to ATC. ATC has agreed to engage an independent accounting firm to verify, as part of the annual audit of its year 2000 financial statements, that the proper transmission assets have been transferred to ATC and that these assets have been valued appropriately. In accordance with the Operating Agreement, an internal audit by ATC will be completed within 150 days after ATC commences operations.34


------------------------
34   Comprehensive Application Tab B-2, ss.3.2(g).

The Commission finds that the Asset Contribution Agreement is reasonable and consistent with the public interest, subject to the conditions specified in the Order.

     Finally, ATC seeks Commission approval of its Subscription Agreement 35 for the purchase of equity interests by WPPI and ATC Management, Inc., and Commission approval of its Shareholders Agreement between the member utilities and ATC Management, Inc. 36 These agreements do not constitute "contracts or arrangements" that require the Commission's approval under Wis. Stat. ss. 196.52(3), because they only concern investments by a public utility.

     Since they do comply with the transmission company's enabling legislation, however, the Commission finds that the Subscription Agreement and the Shareholders Agreement are reasonable and consistent with the public interest.

CERTIFICATE OF AUTHORITY

     Pursuant to Wis. Stat. ss.196.49(1)(am), the Commission grants ATC and ATC Management, Inc., a certificate of authority to become a public utility, as defined in Wis. Stat. ss.196.01(5), and to transact public utility business. By this certificate, ATC and ATC Management, Inc., are authorized to commence operation as transmission companies, as defined in Wis. Stat. ss.196.485(1)(ge), subject to the conditions stated in the Order below. The operations date shall be January 1, 2001, or the date when ATC and ATC Management, Inc., comply with Order paragraph No. 5, whichever is later.


------------------------
35   Comprehensive Application, Tab C-101.

36   Comprehensive Application, Tab B-7.

                                      ORDER

     Pursuant to the filings made in this docket by Joint Applicants, the following is ordered:

     1. WEPCO, WP&L, WPSC, and MGE are authorized to become members in ATC by contributing their transmission facilities and land rights to ATC.

     2.   WPPI is authorized to purchase a membership interest in ATC.

     3. ATC Management, Inc., is authorized to acquire a 1/1,000,000 interest in ATC.

     4. ATC is authorized to acquire the transmission facilities and land rights of WEPCO, WP&L, WPSC, and MGE. It is also authorized to sell a membership interest to WPPI and to ATC Management, Inc.

     5. Prior to commencing operations, ATC shall provide an opinion from a nationally recognized, investment banking firm that ATC is able to finance, at a reasonable cost, its start-up costs, working capital, operating expenses, and the cost of any new facilities that are planned.

     6. As part of the approvals granted herein, the following ongoing conditions apply:

     a. ATC and ATC Management, Inc., are subject to the Commission's regulation as public utilities.

     b. The certificates of authority accompanying this final decision are void if ATC or ATC Management, Inc., files any petition with the FERC seeking authority to withdraw from the MISO during the six-year period specified in Wis. Stat. ss.196.485(3m)(a)1.e, unless ATC first proves to the Commission by clear and convincing evidence that such an act is in the best interests of Wisconsin's electric ratepayers, and receives the Commission's consent to proceed.

     c. ATC shall work with GSE and WP&L to address the proper assumption of WP&L's obligation to provide transmission service, in a manner that preserves the rights of GSE member utilities under Alliant Energy Corporation's current network transmission service agreements and its open access transmission tariff. ATC shall report to the Commission on the resolution of this matter no later than July 1, 2001.

     d. The Commission has full access, as provided by law, to the books and records of ATC, of ATC Management, Inc., and of any subsidiaries of either entity.

     e. ATC shall assume the current transmission planning responsibilities of its member utilities and become an active participant in their place. When ATC submits its transmission system data for the biennial Strategic Energy Assessment under Wis. Admin. Codess.PSC 111.43(2), it shall show how it has fulfilled these planning responsibilities.

     f. ATC shall provide the Commission with quarterly reports, commencing on January 1, 2002, and continuing for eighteen months, that analyze the extent to which it is capable of operating a control area within its service territory, after it commences operations. ATC shall file such reports until it fully implements its single control area. ATC shall also monitor, on an ongoing basis, whether allowing its member utilities to operate subordinate control areas creates reliability or competitive problems. If it finds such problems, ATC shall report to the Commission immediately and recommend cost-effective solutions.

     g. ATC shall file a copy of the signed Operating Agreement with the Commission, within 30 days after the date ATC commences operations.

     h. ATC shall file a copy of any revisions to Schedule A of the Operating Agreement with the Commission, within 20 days after the date this schedule is revised.

     i. ATC may not suspend, terminate, or modify any portion of the Operating Agreement, other than Schedule A, without the Commission's prior determination that this change is reasonable and consistent with the public interest.

     j. ATC, or ATC Management, Inc., shall notify the Commission and obtain its approval prior to establishing any subsidiaries of ATC Management, Inc.

     k. ATC shall file a copy of the signed Asset Contribution Agreement with the Commission, with the schedules completed and attached, within 30 days after the date ATC commences operations.

     l. ATC and its contributing member utilities shall provide the Commission with the accounting entries recording the transfer of assets to ATC, and segregating the deferred taxes and investment tax credits associated with each utility's transfer, within 30 days after their entry on the books of each company.

     m. ATC's independent auditor shall, as part of its annual audit of year 2000 financial statements, verify that the proper assets have been transferred to ATC, as defined in Commission docket 05-EI-119 and in this order. ATC's auditor shall also verify that these assets have been valued appropriately.

     n. ATC and its contributing member utilities shall each provide the Commission with a copy of their respective auditor reports regarding the transfer of assets to ATC upon completion. ATC and its contributing member utilities shall also provide any revisions to the accounting entries occurring as a result of this audit, within 30 days after their entry on the utility books.

     o. ATC shall allow any transmission-dependent utility or retail electric cooperative until June 30, 2001, to complete the purchase of an equity interest under Wis. Stat.ss. 196.485(6)(a)3, provided that the utility or cooperative has completed all necessary regulatory filings by January 1, 2001.

     p. As provided in Wis. Stat.ss.ss.196.02, 196.52, and 196.795, the Commission reserves the right to revise and amend the terms and conditions of this order, to protect and promote the public interest.

     7.   This order shall be effective the date of mailing.

     8.   The Commission retains jurisdiction.


Dated at Madison, Wisconsin,
                             -------------------------------------
By the Commission:



-------------------------------------
Lynda L. Dorr
Secretary to the Commission

                             Notice of Appeal Rights
                             -----------------------

Notice is hereby given that a person aggrieved by the foregoing decision has the right to file a petition for judicial review as provided in Wis. Stat. ss.
227.53. The petition must be filed within 30 days after the date of mailing of this decision. That date is shown on the first page. If there is no date on the first page, the date of mailing is shown immediately above the signature line. The Public Service Commission of Wisconsin must be named as respondent in the petition for judicial review.

Notice is further given that, if the foregoing decision is an order following a proceeding which is a contested case as defined in Wis. Stat.ss. 227.01(3), a person aggrieved by the order has the further right to file one petition for rehearing as provided in Wis. Stat.ss. 227.49. The petition must be filed within 20 days of the date of mailing of this decision.

If this decision is an order after rehearing, a person aggrieved who wishes to appeal must seek judicial review rather than rehearing. A second petition for rehearing is not an option.

This general notice is for the purpose of ensuring compliance with Wis. Stat.ss. 227.48(2), and does not constitute a conclusion or admission that any particular party or person is necessarily aggrieved or that any particular decision or order is final or judicially reviewable.

Revised 9/28/98